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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2005

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No __X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CONVERIUM HOLDING AG




                                        By: /s/ Dirk Lohmann
                                        ---------------------------------
                                        Name: Dirk Lohmann
                                        Title: CEO




                                        By: /s/ Christian Felderer
                                        ---------------------------------
                                        Name: Christian Felderer
                                        Title: General Legal Counsel




Date: February 17, 2005

                           Converium Holding Ltd, Zug

Zug, Switzerland - February 17, 2005 - Converium today informs on the January 1, 2005 treaty renewals

Following its January renewals, Converium expects total gross premiums written for 2005 to exceed US$ 2 billion, which is in line with expectations. 63% of the Company's renewable non-life business volume (excluding Converium Reinsurance (North America) Inc., which is in orderly run-off) was successfully maintained. In Europe, Asia and Latin America Converium was able to retain 70% of directly written non-life premiums and 55% of brokered non-life premiums up for renewal. The Company succeeded in maintaining 87% of its treaty direct client relationships and 56% of its treaty broker relationships. Converium also managed to establish a significant number of new direct client and broker relationships. Overall, the positive outcome of the January 2005 renewals testifies to the resilience and viability of the Converium franchise.

Total gross premiums written for 2005 expected to exceed US$ 2 billion
Following the January renewals, Converium reports total in-force expected premium income (non-life and life) of US$ 2.35 billion, which is inclusive of US$ 839 million in non-life and life business up for renewal later this year. Given the nature of the business still renewable, the Company expects total gross premiums written in calendar year 2005 to exceed US$ 2 billion and total gross premiums written in underwriting year 2005 of approximately US$ 2 billion.

Non-life renewals in line with expectations
In January, Converium renewed non-life contracts of US$ 1,243 million, i.e. 63% of the business which was up for renewal (excluding Converium Reinsurance (North America) Inc., which is in orderly run-off). As expected, Converium's current financial strength ratings triggered substantial cancellations and share reductions. At the same time, the Company's continued focus on underwriting profitability caused it to decline about 5% of renewable business. This decrease of renewed volume was partially offset by premium growth of US$ 282 million due to rate or share increases as well as new or restructured business. Non-life business worth US$ 714 million will be up for renewal later in 2005 (or US$ 605 million, excluding Converium Reinsurance (North America) Inc.).

Above-average business retention ratios in property and short-tail specialty lines of business Converium's Standard Property & Casualty Reinsurance segment renewed US$ 673 million of business, which represents a business retention ratio of 63%. The Company's Specialty Lines segment recorded an identical retention ratio of 63% and a corresponding renewal volume of US$ 570 million.

In the property, aviation and marine lines of business, Converium was successful in preserving its franchise by retaining 68%, 72% and 74%, respectively, of renewable business. This pattern reflects strong relationships with both clients and intermediaries as well as access to business at its source, e.g. through Global Aerospace Underwriting Managers Ltd.

Almost stable market position in parts of Europe as well as in Latin America
In its future core markets of Europe, Latin America and Asia Converium was able to retain 60%, 94% and 71%, respectively, of its non-life business up for renewal in January. As announced earlier, Converium has also continued to write selective US property & casualty business from Zurich.

More specifically, Converium's franchise has proven particularly strong and resilient in Germany, the world's third largest property & casualty market, with a business retention ratio of 95%. In the Middle East region Converium even managed to consolidate its position with a net growth of 3% of bound renewals. In general, this outcome is evidence of the importance of long-standing client and broker relationships.

Life & Health franchise maintained

Converium's life & health business is underwritten continuously throughout the year. For 2005, the Company's Life & Health Reinsurance segment expects gross premiums written of approximately US$ 325 million (excluding Converium Reinsurance (North America) Inc.), which is roughly stable compared with 2004. In Europe, Converium even recorded a noticeable increase of expected business. Overall, the segment's positive outlook is reflective of well-established client relationships and local distribution and servicing capabilities.

Majority of client relationships remain intact
During the January renewals Converium performed well in markets where the Company had established long-lasting direct client relationships, access to top decision-makers and a local market presence. Excluding its North American subsidiary, Converium renewed US$ 868 million of non-life premiums written directly with clients, i.e. 70% of the renewable total. 87% of all treaty direct non-life client relationships were maintained, with lower, unchanged or even higher business volumes. As expected, renewals were considerably more challenging in broker markets where Converium's current financial strength ratings led to a substantial loss of business. Nonetheless, Converium managed to renew US$ 362 million, i.e. 55% of treaty brokered non-life premiums up for renewal in January (excluding Converium Reinsurance (North America) Inc.). 56% of the Company's treaty broker non-life relationships are intact. This is expected to help Converium regain ground in brokered markets as soon as its financial strength ratings have improved. The Company is also pleased to report that it managed to establish a significant number of new direct and broker relationships.

Adhering to profitability standards in softening markets
The January renewals were characterized by heightened competition and plentiful capacity, which put pressure on rates, terms and conditions in certain markets. Overall market conditions, however, remained attractive. Converium's profitability-focused underwriting approach led it to decline business amounting to approximately 5% of the premium volume renewable in January 2005. Converium's adherence to the imperative of technical underwriting contributed to substantial top-line reductions, for example in the motor line of business.


                                   * * * * * *

Enquiries:

Michael Schiendorfer                       Zuzana Drozd
Media Relations Manager                    Head of Investor Relations

michael.schiendorfer@converium.com         zuzana.drozd@converium.com

Phone:         +41 (0) 1 639 96 57         Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 76 57         Fax:           +41 (0) 1 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs more than 700 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com